RIKU DINING GROUP LTD

December 29, 2025

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Eddie Kim and Mara Ranson

Re:	RIKU DINING GROUP Ltd
Registration Statement on Form F-1, as amended
Initially Filed on September 12, 2025
File No. 333-290212

Dear Eddie Kim and Mara Ranson:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, RIKU DINING GROUP Ltd hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, be accelerated to and that the Registration Statement become effective at 4:30 p.m., Eastern Time, on December 31, 2025, or as soon thereafter as practicable.

Very truly yours,

RIKU DINING GROUP Ltd

By:	/s/ Luk Siu Fung Mark
Name:	Luk Siu Fung Mark
Title:	Executive Director and Vice Chairman of the Board of Directors